SAMSON OIL & GAS ADVISES ON OPERATIONS IN THE NORTH STOCKYARD OILFIELD
Denver 1700 hours 18th April, 2011, Perth 0700 hours, 19th April, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises on the three active wells in the North Stockyard Oilfield.

The Earl #1-13H has been under flow back since April 13th but the 19 frac plugs have yet to be drilled out. The flow rates will be published later this week when the plugs are expected to be removed. A work over rig is already being mobilized to the Earl well site, and is presently expected to initiate the plug drill out either late Tuesday or Wednesday of this week.

After completing the drill out of the Earl well, the work over rig will move to the Rodney #1-14H location and conduct the drill out of the plugs in that well.

Separately, the drilling rig that is to drill the Everett #1-15H well is currently being mobilized to the well site. The rig move is being hampered by poor weather conditions and the spring thaw of the well sites. Upon completion of the mobilization, the rig owner is planning to undertake repairs to the rig before commencing drilling, so the spud is currently expected to occur the last week of April.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 271 million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.28 per ADS on April 18th, 2011 the company has a current market capitalization of approximately US$325 million.  Correspondingly, based on the ASX closing price of A$0.165 on April 18th, 2011, the company has a current market capitalization of A$324 million.  The options have been valued at their closing price of A$0.15 on April 18th, 2011 and translated to US$ at the current exchange of 1.05 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.